

September 18, 2025

Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
13241 Bartram Park Blvd., Suite 2401
Jacksonville, FL 32258

> **Re:  Shepherd's Finance, LLC**
> **Registration Statement on Form S-1**
> **Filed September 15, 2025**
> **File No. 333-290256**

Dear Daniel M. Wallach:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at 202-551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance